SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 12, 2005

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 12, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of January 12, 2005

***********************
SCOR mobilized to help the populations
affected by the Tsunami

The SCOR Group has contributed 150,000 Euros to the aid campaign for victims of the Tsunami.

In addition to this aid, it has doubled the donations made by Group employees worldwide who organised a spontaneous collection within the company.

The SCOR group has made a contribution to the international aid campaign for the populations affected by the South-East Asian Tsunami, with a donation of 150,000 Euros. This represents one per thousand of Group premiums in the area hit by the catastrophe. This donation has been directed to the UNICEF “South Asia Tsunami Relief Efforts” program.

In addition, the SCOR group is proud of the spontaneous mobilization of its employees who, due to their expertise and their profession, are particularly aware of the risks of natural catastrophes, the dramatic human losses and the destruction that these entail. The Group has matched Euro for Euro the donations collected by this campaign of its personnel, which will be directed to the UNICEF “South Asia Tsunami Relief Efforts” program.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.